<SEQUENCE>1
<FILENAME>afmi_sc13G.txt


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                    Affinity Media International Corp.
                                (Name of Issuer)

                   Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                     00828Q102
                                 (CUSIP Number)

                                 January 16, 2008
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of  13  Pages

CUSIP No. 00828Q102                  13G                  Page 2 of 13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Fund, LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

                 84,360 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER

                  84,360 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                 84,360 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.03%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 3 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Overseas Fund, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                   137,640 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7) SOLE DISPOSITIVE POWER
                   0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                     137,640 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     137,640 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.31%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 4 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hudson Bay Capital Management, L.P.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    222,000 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                    222,000 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    222,000 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.33 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 5 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Sander Gerber
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    222,000 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                   222,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   222,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
         5.33 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 6 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Yoav Roth
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                   222,000 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                   222,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   222,000 shares of Common Stock

-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
           5.33%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 7 of  13 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            John Doscas
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5) SOLE VOTING POWER
                   0
SHARES         ________________________________________________________________

BENEFICIALLY   (6) SHARED VOTING POWER

                    222,000 shares of Common Stock

OWNED BY       ________________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ________________________________________________________________

PERSON WITH:   (8) SHARED DISPOSITIVE POWER

                    222,000 shares of Common Stock

-------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    222,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
           5.33 %
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-------------------------------------------------------------------------------

CUSIP No. 00828Q102                  13G                  Page 8 of 13  Pages



Item 1.

(a) Name of Issuer

      Affinity Media International Corp., a Delaware corporation
 (the"Company")

(b) Address of Issuer's Principal Executive Offices

       1850 Sawtelle Blvd, Suite 470
       Los Angeles, CA 90025


Item 2. Name of Person Filing

This statement is filed by the entities and persons listed below who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock, $0.0001 par value per share, (the "Shares").

FUNDS

(i)  Hudson Bay Fund, LP with respect to the Shares held by it.

(ii) Hudson Bay Overseas Fund, Ltd with respect to the Shares held by it.

INVESTMENT MANAGER

(iii) Hudson Bay Capital Management, L.P., (the "Investment Manager"), with respect to the Shares held by Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd. (together, the "Hudson Bay Funds") and to which the Investment Manager serves as investment manager.

REPORTING INDIVIDUALS

 (iv)  Mr. Sander Gerber ("Mr. Gerber"), with respect to the Shares  held by each of the Hudson Bay Funds.

 (v)   Mr. Yoav Roth ("Mr. Roth"), with respect to the Shares  held by each of the Hudson Bay Funds.

  (vi) Mr. John Doscas ("Mr. Doscas"), with respect to the Shares held by each of the Hudson Bay Funds.

      Mr. Gerber, Mr. Roth and Mr. Doscas are collectively referred to as the "Reporting Individuals."

      The Investment Manager serves as the investment manager to each of the Hudson Bay Funds. Each of the Reporting Individuals is an executive officer of the Investment Manager.

CUSIP No. 00828Q102                  13G                  Page 9  of  13  Pages


Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      120 Broadway, 40th Floor
      New York, NY 10271

Item 2(c).  Citizenship

      Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

     Common Stock, $0.0001 par value  (the "Common Stock")


Item 2(e)   CUSIP Number

      	00828Q102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 00828Q102                  13G                  Page 10 of 13 Pages

Item 4. Ownership

               Provide the following information regarding the aggregate nuimber and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereton and is incorporated herein by reference for each such Reporting Person.


          The Company's Form 10-QSB for the quarterly period ended September 30, 2007, filed on November 14, 2007, indicates that as of November 13, 2007, there were 4,162,500 shares of Common Stock outstanding. The percentages set forth on Row 11 of the cover page for each Reporting Person is based on the Company's outstanding shares of Common Stock.


         The Investment Manager, which serves as the investment manager to the Hudson Bay Funds, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Reporting Individuals, as executive officers of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the Hudson Bay Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired
             the Security Being Report on by the Parent Holding Company

             Nor Applicable.

Item 8.  Identification and Classification of Members of the Group

            See Exhibit I.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10.  Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00828Q102                  13G                  Page 11 of 13  Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 23, 2008 by and among Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., Hudson Bay Capital Management, L.P., Sander Gerber, Yoav Roth and John Doscas.

CUSIP No. 00828Q102                  13G                  Page 12 of 13 Pages




	SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 24, 2008


HUDSON BAY FUND, LP                     HUDSON BAY OVERSEAS FUND, LTD.

By: /s/ Yoav Roth                       By: /s/ Yoav Roth
-----------------                       -----------------
Name:  Yoav Roth                        Name:  Yoav Roth
Title  Principal and Portfolio Manager  Title  Principal and Portfolio Manager

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Yoav Roth                       /s/ Sander Gerber
-----------------                       -----------------
Name:  Yoav Roth                 SANDER GERBER
Title  Principal and Portfolio Manager



/s/ Yoav Roth                          /s/ John Doscas
-------------                           -----------------
YOAV ROTH                               JOHN DOSCAS

CUSIP No. 00828Q102                  13G                  Page 13 of 13 Pages


                                              EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of  January 24, 2008


HUDSON BAY FUND, LP                       HUDSON BAY OVERSEAS FUND, LTD.


By: /s/ YOAV ROTH                         By: /s/ YOAV ROTH
    ----------------------------------    --------------------------------------
Name:  Yoav Roth                          Name:  Yoav Roth
Title  Principal and Portfolio Manager    Title  Principal and Portfolio Manager


Hudson Bay Capital Management, L.P.       SANDER GERBER

By: /s/ YOAV ROTH                         /s/ SANDER GERBER
    ----------------------------------    --------------------------------------
Name:  Yoav Roth
Title  Principal and Portfolio Manager


YOAV ROTH                                 JOHN DOSCAS

/s/ YOAV ROTH                             /s/ JOHN DOSCAS
--------------------------------------    --------------------------------------